SYLLABY, INC.
REVIEWED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024

INDEX TO FINANCIAL STATEMENTS

Streamlined Reviews

Mark W. Deazeley, CPA

270 Bristol St. Suite 101-186
Costa Mesa, CA
Office: 949-237-2220
www.streamlinedreviews.com

To the Stockholders
Syllaby, Inc.
Durham, NC

We have reviewed the accompanying financial statements of Syllaby, Inc., which comprise the balance sheets as of December 31, 2025, and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Syllaby, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Streamlined Reviews

Streamlined Reviews
Mark Deazeley, CPA
Costa Mesa, CA
September 29, 2026

SYLLABY, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2025, AND 2024

	2025	2024
ASSETS		
Cash	$ 48,537	$ 82,668
Total current assets	48,537	82,668
Total Assets	$ 48,537	$ 82,668
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities		
Credit card payables	116,927	50,843
Short-term loans	104,645	-
Total current liabilities	221,572	50,843
Convertible notes payable	206,000	206,000
Safe agreements, net of discounts	255,848	128,747
Total long-term liabilities	461,848	334,747
Total liabilities	683,420	385,590
Stockholders' Deficit		
Common stock	67,800	67,800
Accumulated deficit	(702,683)	(370,722)
Total stockholders' deficit	(634,883)	(302,922)
Total liabilities and stockholders' deficit	$ 48,537	$ 82,668

See independent accountant's review report and accompanying notes.

SYLLABY, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024

	2025	2024
Revenues, net of returns and allowances	$ 1,476,604	$ 677,475
Cost of sales	637,608	269,388
Gross Profit	838,996	408,087
General, administrative, and selling expense		
Accounting fees	3,200	3,183
Advertising and promotion	413,157	71,458
Bank service charges	223	552
Computer hardware	2,935	4,205
Computer hosting	11,028	1,769
Computer software	5,668	5,721
Discount amortization of Safe agreements	2,101	1,052
Executive and Management	163,000	150,000
Interest	49,453	14,683
Legal expense	2,695	-
Meals and entertainment	7,973	5,430
Office supplies	162	100
Payroll, salary and wages	10,903	121,075
Professional fees	475,152	403,446
Rent expense	3,075	256
Taxes, corporate	204	1,718
Travel	20,028	4,979
Total general, administrative, and selling expense	1,170,957	789,627
Loss from operations	(331,961)	(381,540)
Provision for income taxes	-	-
Net loss	$ (331,961)	$ (381,540)

See independent accountant's review report and accompanying notes.

SYLLABY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024

	Common Stock Amount	Contributed Capital	Retained Earnings/ Accumulated Deficit	Total Stockholders' Equity/(Deficit)
BALANCE - December 31, 2023	67,800	-	10,818	78,618
Net loss	-	-	(381,540)	(381,540)
Distributions	-	-	-	-
BALANCE - December 31, 2024	67,800	-	(370,722)	(302,922)
Net loss	-	-	(331,961)	(331,961)
Distributions	-	-	-	-
BALANCE - December 31, 2025	$ 67,800	$ -	$ (702,683)	$ (634,883)

See Note 4 -Stockholders' Deficit, and Equity Plans - For disclosure of outstanding shares.

See independent accountant's review report and accompanying notes.

SYLLABY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024

		2025		2024
Cash Flow From Operating Activities:				
Net loss	$	(331,961)	$	(381,540)
Adjustments to reconcile net loss to net cash				
Amortization of discount for Safe agreements		2,101		1052
Non-cash advertising and promotions expense paid through SAFEs		50,000		-
Changes in Operating Assets And Liabilities:				
Other asset		-		50,000
Credit card payables		66,084		51,403
		-		
Net Cash Used In Operating Activities		(213,776)		(279,085)
Cash Flows From Financing Activities:				
Short-term loans		104,645		-
Convertible notes payable		-		206,000
Safe agreements		75,000		102,695
Net Cash Provided By Financing Activities		179,645		308,695
Net (Decrease)/ Increase In Cash		(34,131)		29,610
Cash At Beginning Of Year		82,668		53,058
Cash At End Of Year	$	48,537	$	82,668
Supplemental Cash Flow Disclosures:				
Income Taxes Paid	$	204	$	1,718
Interest Paid	$	49,453	$	14,683

See independent accountant's review report and accompanying notes.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Syllaby, Inc. (the "Company") was founded in 2023. The Company provides AI-powered video production tools through a hosted software platform. The Company's revenue is generated primarily from subscription-based access to its software platform.

The Company operates remotely and does not maintain leased office space. The Company utilizes third-party technology providers for video generation, hosting, payment processing, and administrative services.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as promulgated in the United States of America.

Cash and Cash Equivalents

Cash equivalents are liquid investments with maturities of three months or less when purchased. Cash includes cash on hand, checking, and savings deposit accounts with Banks. The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company does not have any cash equivalents outstanding as of December 31, 2025, and 2024. The Company has not experienced any losses related to this concentration of risk.

Cash Flow Presentation

The Company uses the indirect method for cash flow presentation, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities in accordance with ASC 820, *Fair Value Measurement*, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company is a nonpublic entity. In accordance with ASC 825, as amended by ASU 2016-01, the Company is not required to disclose the fair value of financial instruments that are carried at amortized cost.

The carrying amounts of cash, accounts payable and accrued expenses, and short-term financing arrangements (including credit cards and operating credit lines) approximate fair value due to their short maturities.

The Company's other financing arrangements, including the Celtic Bank/Stripe Capital loan and convertible promissory notes, are carried at their contractual/carrying amounts unless otherwise required by U.S. GAAP. The Company has not elected the fair value option for these instruments.

SAFE agreements are presented based on management's accounting classification. The terms and rights of the Company's convertible notes, SAFE agreements, and equity instruments are described in Note 3— Debt and Financing Arrangements and Note 4 — Stockholders' Equity and Capitalization.

Stock Based Compensation

The Company maintains equity incentive arrangements, including an incentive stock option plan. The capitalization table indicates an incentive stock option plan of 671,053 shares, with options and RSUs issued and outstanding of 286,043 shares, and 385,010 shares available for issuance under the plan.

Debt Issuance Costs, Discounts, and Fixed Fees

Debt issuance costs, discounts, and financing fees are accounted for in accordance with applicable U.S. GAAP. Such amounts are generally presented as a direct deduction from the carrying amount of the related debt and amortized to interest expense over the contractual term using the effective interest method, unless other accounting treatment is required based on the terms of the arrangement.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. The Company generates revenue primarily from customer subscriptions that provide access to the Company's hosted software platform.

Customer subscription arrangements generally provide the customer with immediate access to the platform upon sign-up. The Company's performance obligation is a stand-ready obligation to provide continuous access to the hosted software platform throughout the subscription period. The performance obligation is satisfied over time because the customer simultaneously receives and consumes the benefits of the Company's performance as access is provided.

Subscription revenue is recognized over time on a ratable basis, generally monthly, beginning when the service is made available to the customer. Based on information provided by management, the Company's subscription arrangements do not include material separate deliverables or other distinct performance obligations.

Cost of Products Sold

Cost of sales consists primarily of costs directly associated with providing the Company's subscription-based services, including affiliate commissions and third-party subscription costs related to the delivery of the Company's platform and services. These costs are recognized as incurred and are presented as cost of sales in the accompanying statements of operations.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities, and for net operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in management's judgment, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Software Development Costs

The Company evaluates costs incurred to develop its hosted software platform under ASC 350-40. Costs incurred during the preliminary project stage are expensed as incurred. Eligible direct costs incurred during the application development stage are capitalized and amortized over their estimated useful lives once the software is ready for its intended use. Maintenance and other postimplementation costs are expensed as incurred.

Advertising and Promotion Costs

Advertising costs are expensed as incurred and included in advertising and promotion expense.

Recent Accounting Pronouncements

Management has evaluated recent accounting pronouncements issued by the Financial Accounting Standards Board ("FASB") and has determined that there are no recently issued accounting standards that are expected to have a material impact on the Company's financial position, results of operations, or cash flows.

2. LIQUIDITY AND GOING CONCERN

The Company incurred net losses of approximately $330,000 and $380,000 for the years ended December 31, 2025 and 2024, respectively, and had a stockholder's deficit of approximately $635,000 at December 31, 2025.

Management has developed plans to address the Company's liquidity requirements, which include increasing revenues and improving operating results, managing operating expenditures, utilizing available borrowing capacity, and obtaining additional financing as necessary. Management has indicated that approximately $250,000 borrowing capacity was available under existing credit facilities and expects the Company's operating performance and cash flows to improve during the forecast period.

Based on management's plans and its evaluation of the Company's expected cash flows and available sources of liquidity, management believes it is probable that its plans will be effectively implemented and will provide sufficient liquidity for the Company to meet its obligations as they become due for at least one year from the date these financial statements are available to be issued. Accordingly, management concluded that its plans alleviate the substantial doubt regarding the Company's ability to continue as a going concern.

3. DEBT AND FINANCING ARRANGEMENTS

Short-term loan

At December 31, 2025, the Company had an unsecured loan payable in the amount of $15,000 owed to SocialtyPro, a related party. The loan bears interest at a stated annual rate of 0% and is due on December 31, 2026. The outstanding balance is included in short-term loans on the accompanying balance sheet. This loan was fully repaid in March, 2026.

Stripe Capital / Celtic Bank Loan

On July 14, 2025, the Company entered into a loan agreement under the Stripe Capital Program, originated by Celtic Bank and serviced by Stripe Servicing, Inc. The loan provided principal of $175,000 and included a fixed fee of $18,375, for a total repayment amount of $193,375. Repayment is primarily made through automatic withholding of 13.10% of daily merchant receivables processed through Stripe, subject to a minimum payment amount of $21,486.12 every 60 days, with a final repayment date of January 12, 2027.

This loan has been classified as current liability, and is included in short-term loans on the Company's balance sheet at December 31, 2025.

The loan is secured by a security interest in merchant assets, the Company's Stripe account and funds held therein, and substantially all business assets. Outstanding balance at December 31, 2025, totaled $89,645, and is included in short-term loans, since this loan is expected to be substantially paid off within the next twelve months.

Simple Agreements for Future Equity

The Company has entered into Simple Agreements for Future Equity ("SAFEs"), which are classified as liabilities. Certain SAFE agreements issued during 2024 had an aggregate contractual amount of $83,995, for which the Company received net cash proceeds of $77,695. The $6,300 difference was recorded as a discount to the related SAFE liabilities and is being amortized to interest expense over the respective terms of the agreements. The Company recognized $1,052 and $2,101 of interest expense related to amortization of the SAFE discount during the years ended December 31, 2024 and 2025, respectively.

On January 1, 2025, the Company entered into two SAFE agreements with influencers to issue $50,000 of SAFE consideration in exchange for advertising and promotion services. The Company recorded $50,000 of advertising and promotion expense in the statement of operations for the year ended December 31, 2025 related to these arrangements. Because the arrangements did not involve cash receipts or cash payments, the issuance is excluded from the statement of cash flows and is disclosed as a noncash financing activity in accordance with ASC 230-10-50-3 through 50-5.

The increase in the SAFE liabilities during 2025 was attributable to new SAFE issuances and amortization of the SAFE discount. No change in fair value was recognized in earnings during 2025 or 2024.

The following table reconciles the beginning and ending carrying amounts of the Company's SAFE liabilities for the years ended December 31, 2025 and 2024:

	2025	2024
Balance, beginning of year	$ 128,747	$ 25,000
Cash SAFE agreements issued – gross	75,000	108,995
Less: SAFE discount	—	(6,300)
Noncash SAFE agreements issued for advertising and promotion services	50,000	—
Amortization of SAFE discount	2,101	1,052
Change in fair value recognized in earnings	—	—
Balance, end of year	$ 255,848	$ 128,747

Convertible Notes Payable

The Company has issued convertible promissory notes to various investors to provide financing for its operations. The notes bear interest at rates ranging from approximately 5% to 7% per annum and generally mature 36 months from their respective initial closing dates, unless converted or otherwise accelerated pursuant to the terms of the respective agreements. Certain notes have stated maturity dates in 2027.

The notes generally provide for automatic conversion of the outstanding principal and accrued and unpaid interest upon the completion of a qualifying equity financing. A qualifying financing generally consists of the Company's issuance and sale of preferred equity securities for aggregate gross proceeds of at least $2,000,000, excluding amounts attributable to the conversion of the notes and other convertible securities.

The conversion price generally is based on the lower of (i) a discounted percentage of the price per share paid by investors in the qualifying financing or (ii) a price determined using a $9,000,000 valuation cap, subject to the specific terms of each note. Discounts under the notes reviewed range from approximately 5% to 10%.

Certain notes provide the holder with the ability to convert the outstanding balance into shares of the Company's common stock following maturity. The notes generally prohibit voluntary prepayment without the consent of the holder and contain customary events of default that may result in acceleration of outstanding principal and accrued interest.

Convertible notes payable consisted of the following as of December 31:

Investor	Interest Rate	Conversion Discount	Valuation Cap	Beginning Date	Maturity Date	2025	2024
A.S.	6%	10%	$9,000,000	12/4/2024	December 6, 2027	$ 50,000	$ 50,000
G.G.	7%	10%	$9,000,000	2/20/2024	February 2027	26,000	26,000
H.D.	6%	10%	$9,000,000	12/26/2024	December 26, 2027	30,000	30,000
Q.	6%	7%	$9,000,000	1/15/2024	January 2027	100,000	100,000
						$ 206,000	$ 206,000

The convertible notes are presented as long-term liabilities in the accompanying balance sheets. Based upon the contractual maturity dates of the notes, no principal amounts were contractually due within one year of December 31, 2025.

4. STOCKHOLDERS' DEFICIT AND EQUITY PLANS

The Company is authorized to issue 14,800,000 shares of common stock. As of December 31, 2025, 12,750,000 shares were issued and outstanding. Total cash raised in connection with common stock issuances was $67,800 as of December 31, 2025, and 2024. The Company maintains an incentive equity plan totaling 671,053 shares, with 286,043 options/RSUs issued and outstanding and 385,010 shares available for grant. Fully diluted shares totaled 13,421,053 at December 31, 2025, consisting of 12,750,000 common shares outstanding, 286,043 outstanding options and RSUs, and 385,010 shares available for future grants under the equity incentive plan.

Common Stock and Accumulated Deficit

	December 31, 2025		December 31, 2024	
Common stock — authorized		14,800,000 shares		14,800,000 shares
Common stock — issued and outstanding		12,750,000 shares		12,750,000 shares
Common stock — cash raised (cumulative)	$	67,800	$	67,800
Retained earnings (deficit)	$	(702,683)	$	(370,722)

Equity Incentive Plan (Options/RSUs)

	Shares
Plan shares authorized	671,053
Options/RSUs issued and outstanding	286,043
Shares available for future grants	385,010
Fully diluted shares (common plus plan shares)	**13,421,053**

The Company has issued SAFEs and convertible promissory notes to investors that may convert into equity upon the occurrence of future qualifying financing, liquidity, or dissolution events, depending on the terms of the individual agreements. Refer to Note 3 for additional information regarding the Company's debt and financing arrangements.

5. CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits with financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). Deposits are generally insured up to $250,000 per depositor, per insured bank, for each account ownership category. The Company's deposits may exceed insured limits at times. The Company has not experienced any losses on its deposits.

The Company is exposed to various risks, including market risk, credit risk, and liquidity risk. Management believes market risk is mitigated by a diversified customer base. Liquidity risk is managed through maintaining cash reserves and access to credit facilities.

6. COMMITMENTS AND CONTINGENCIES

The Company's staff works remotely, and the Company does not lease office space. The Company has annual subscriptions for third-party services including video generation, hosting, and administrative services. Management is not presently involved in litigation expected to have a material financial impact.

Litigation

The Company is subject to legal proceedings and claims arising in the ordinary course of business. As of the date of the report, Company Management has indicated that the Company is not involved in any legal matters.

7. RELATED PARTIES

The Company evaluates relationships and transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties may include principal owners, management, members of their immediate families, affiliated entities, and other parties that can significantly influence the management or operating policies of the Company.

The Company has a loan outstanding to a related party in the amount of $15,000 and is included in the total of short-term loans on the Company's balance sheet which total $104,645 at December 31, 2025. This loan was repaid in full in March 2026.

Management also evaluated transactions occurring subsequent to December 31, 2025, through September 29, 2026, the date the financial statements were available to be issued and represented that no material related-party transactions occurred through that date.

8. INCOME TAXES

The Company is taxed as a C-corporation and accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for differences between the financial statement and tax bases of assets and liabilities and for tax loss carryforwards. The Company records a valuation allowance when it is more likely than not that a deferred tax asset will not be realized.

The Company reported losses for financial reporting purposes in 2025 and 2024 and recorded no federal income tax expense for either year.

For the years ended December 31, 2025, and 2024, the Company incurred no current federal income tax expense due to taxable losses. Taxable loss was approximately $275,900 and $360,773 for the years ended December 31, 2025, and 2024, respectively.

Deferred tax assets and valuation allowance

The Company's deferred tax assets relate primarily to federal net operating loss carryforwards. At December 31, 2025 and 2024, the Company recorded a full valuation allowance against its deferred tax assets. Based on the Company's cumulative losses and limited history of taxable income, management concluded that it is more likely than not that these assets will not be realized. Accordingly, no net deferred tax asset is reported in the accompanying balance sheets.

The Company's federal net operating loss carryforward for tax purposes was approximately $640,000 at December 31, 2025 and approximately $380,000 at December 31, 2024. The difference between the Company's GAAP net loss and taxable loss is primarily attributable to book-tax differences, including certain noncash expenses that are not currently deductible for income tax purposes. The related deferred tax asset has been fully offset by a valuation allowance as of December 31, 2025 and 2024.

The components of deferred tax assets were as follows:

	2025	2024
Federal NOL carryforwards (gross)	$134,858	$76,919
Less: valuation allowance	($134,858)	($76,919)
Net deferred tax assets	$ -	$ -

The valuation allowance related to federal NOL deferred assets changed as follows:

	2025	2024
Beginning balance	$ 76,919	$ -
Increase during the year	57,939	76,919
Ending balance	$ 134,858	$ 76,919

State taxes. The Company is subject to state income taxes, including North Carolina. Management has not separately presented state deferred tax assets in the table above. Management believes state NOL carryforwards are comparable to federal and are not separately material because any related deferred tax assets would be fully offset by a valuation allowance.

The Company's 2024 federal return included an election under IRC §172(b)(3) to waive the NOL carryback period for the NOL incurred for the year ended December 31, 2024.

The Company evaluates uncertain tax positions in accordance with ASC 740. Management has evaluated uncertain tax positions and determined there are no unrecognized tax benefits required to be recorded or disclosed as of December 31, 2025, and 2024.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 29, 2026, the date the financial statements were available to be issued.

Management has determined that there were no subsequent events that require adjustment to or disclosure in the financial statements.